SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 14)1

CompuCom Systems, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

204780 10 0
(CUSIP Number)

Christopher J. Davis
Executive Vice President and Chief Administrative & Financial Officer
800 The Safeguard Building, 435 Devon Park Drive
Wayne, PA 19087-1945
(610) 293-0600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP #204780 10 0

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Safeguard Scientifics, Inc.	23-1609753

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14e	TYPE OF REPORTING PERSON
CO

** Excludes 443,283 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP #204780 10 0

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Safeguard Delaware, Inc.	52-2081181

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14e	TYPE OF REPORTING PERSON
CO

CUSIP #204780 10 0

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Safeguard Scientifics (Delaware), Inc.	51-0291171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14e	TYPE OF REPORTING PERSON
CO

CUSIP #204780 10 0

ITEM 1.	SECURITY AND ISSUER

The following information supplements and amends the information contained in the Schedule 13D and amendments thereto previously filed by Safeguard Scientifics, Inc. (“Safeguard”) relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of CompuCom Systems, Inc., a Delaware corporation (“CompuCom”). This Statement on Schedule 13D relates to the consummation of the Agreement and Plan of Merger, dated as of May 27, 2004 (the “Merger Agreement”), among CompuCom, CHR Holding Corporation (“Parent”) and CHR Merger Corporation (“Merger Subsidiary”). The executive office of CompuCom is located at 7171 Forest Lane, Dallas, TX 75230.

ITEM 2.	IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. (“SDI”) and Safeguard Scientifics (Delaware), Inc. (“SSD”) (collectively, the “Reporting Persons” and, individually, a “Reporting Person”). Safeguard is a committed strategic growth partner for companies in the time-to-volume stage of development. Focused primarily on the information technology and life sciences sectors, Safeguard acquires controlling interests in companies and provides them a wide range of operating and managerial expertise to drive their successful growth to become market leaders. SSD and SDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II through IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.

     (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person’s knowledge, any person named in Schedules II-IV to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

     Pursuant to the Merger Agreement, on October 1, 2004, Merger Subsidiary was merged into CompuCom, each outstanding share of CompuCom’s common stock was converted into the right to receive $4.60 in cash, without interest, and each outstanding share of CompuCom’s series B convertible preferred stock was converted into the right to receive $10.00 per share in cash ($15 million in the aggregate), plus accrued and unpaid dividends, without interest. Upon consummation of the CompuCom merger, CompuCom became a wholly owned subsidiary of Parent, which in turn is an affiliate of Platinum Equity, LLC (“Platinum”). In connection with

CUSIP #204780 10 0

the CompuCom merger, on October 1, 2004, SDI and SSD disposed of their equity interest in CompuCom, consisting in the aggregate of 24,540,881 shares of CompuCom common stock and 1,500,000 shares of CompuCom preferred stock. SDI and SSD received in the aggregate approximately $128 million in gross cash proceeds for their common and preferred CompuCom shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     Replace the disclosure previously contained in Item 5 with the following:

     The information set forth or incorporated by reference in Items 2 and 4 and in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

     Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company’s shares during the past sixty days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total(1)
Safeguard Scientifics, Inc.	0	0.0%
Safeguard Delaware, Inc.	0	0.0%
Safeguard Scientifics (Delaware), Inc.	0	0.0%

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

     None

CUSIP #204780 10 0

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date: October 4, 2004	Safeguard Scientifics, Inc.

	By:	/s/ CHRISTOPHER J. DAVIS

Christopher J. Davis Executive Vice President and Chief Administrative & Financial Officer

Date: October 4, 2004	Safeguard Delaware, Inc.

	By:	/s/ CHRISTOPHER J. DAVIS

Christopher J. Davis Vice President

Date: October 4, 2004	Safeguard Scientifics (Delaware), Inc.

	By:	/s/ CHRISTOPHER J. DAVIS

Christopher J. Davis Vice President

CUSIP #204780 10 0

SCHEDULE I

1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation (“SSD”). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a committed strategic growth partner for companies in the time-to-volume stage of development. Focused primarily on the information technology and life sciences sectors, Safeguard acquires controlling interests in companies and provides them a wide range of operating and managerial expertise to drive their successful growth to become market leaders. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

3.	Safeguard Scientifics (Delaware), Inc.

SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSD as of the date of this amendment to Schedule 13D.

CUSIP #204780 10 0

SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Anthony L. Craig	President, Chief Executive Officer, Group President, Business Decision Solutions and Director	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Michael F. Cola	Group President, Life Sciences	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Christopher J. Davis	Executive Vice President and Chief Administrative & Financial Officer	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Anthony A. Ibargüen	President and Chief Executive Officer, Alliance Consulting Group Associates, Inc.	Alliance Consulting Group Associates, Inc. 2005 Market Street, Suite 3200 Philadelphia, PA 19103
John A. Loftus	Senior Vice President and Chief Technology Officer	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Directors*
Robert E. Keith, Jr.	Managing Director, TL Ventures	TL Ventures 435 Devon Park Drive, Bldg. 700 Wayne, PA 19087
Anthony L. Craig	Same as above	Same as above
Julie A. Dobson	Consultant	12617 Greenbriar Road Potomac, MD 20854
Andrew E. Lietz	Managing Director, Rye Capital Management	P. O. Box 738 Rye, NH 03870
George MacKenzie	Consultant	360 High Ridge Road Chadds Ford, PA 19317
Jack L. Messman	Chairman and CEO, Novell, Inc.	Novell, Inc. 404 Wyman Street, Suite 500 Waltham, MA 02451
John W. Poduska Sr.	Consultant	295 Meadowbrook Rd. Weston, MA 02493-2450
Robert Ripp	Chairman, Lightpath Technologies, Inc.	21 Old Logging Road Bedford, NY 10506
John J. Roberts	Consultant	1007 Canterbury Lane Villanova, PA 19085

* All Executive Officers and Directors are U.S. Citizens.

SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Anthony L. Craig	President, Safeguard Delaware, Inc.; President, CEO and Group President, Business Decision Solutions, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Christopher J. Davis	Vice President & Treasurer, Safeguard Delaware, Inc.; Executive Vice President and Chief Administrative & Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Steven Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Tonya L. Zweier	Vice President, Finance and Controller, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

* All Executive Officers and Directors are U.S. Citizens.

SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Anthony L. Craig	President, Safeguard Scientifics (Delaware), Inc.; President, CEO and Group President, Business Decision Solutions, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Christopher J. Davis	Vice President & Treasurer, Safeguard Scientifics (Delaware), Inc.; Executive Vice President and Chief Administrative & Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Steven Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Tonya L. Zweier	Vice President, Finance and Controller, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

* All Executive Officers and Directors are U.S. Citizens.

SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers’ transactions in the Nasdaq National Market.

Name	Date	Type of Transaction	Shares	Price Per Share
None